Exhibit 99.4

March 29, 2016

Consent of Independent Auditor

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2015 of Denison Mines Corp. of our report dated March 9, 2016, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which is filed as an Exhibit to, and incorporated by reference in, this Annual Report.

We also consent to the incorporation by reference in the Registration Statements on Forms S-8 (No. 333-48174, No. 333-148915 and No. 333-190121) of Denison Mines Corp. of our report dated March 9, 2016 referred to above.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Ontario, Canada